Stellar Biotechnologies, Inc.

October 21, 1009

OFFER OF EMPLOYMENT

Dear Daniel E. Morse:

I am pleased to offer you employment with Stellar Biotechnologies Inc. (the “Company”) and I look forward to your becoming a valued member of our team. Once signed by you, this letter will confirm your acceptance of the following terms and conditions:

1.

Your title will be Executive Vice President – Science and Technology, reporting to the Board of Directors. Your duties and responsibilities will include development and implementation of the company’s R&D plan, management and oversight of the R&D program and personnel.

2.

Your employment is to begin no later than January 1, 2010

3.

You will receive a base salary/wage of $100,000 yearly, as well as 2 weeks vacation, optional coverage under the Company’s group health plan, and the other benefits that the Company provides, if any, to comparable employees.

4.

This position is a Board appointment, and you will be expected to devote all necessary time and effort required in the performance of your duties. You will also be expected to give the Company your undivided loyalty, and to refrain from any other activity that might interfere with your ability to perform your duties to the Company or create a potential conflict of interest.

5.

The Company is an at-will employer, and cannot guarantee employment for any specific duration. You are free to quit, and the Company is entitled to terminate your employment at any time, with or without cause or prior warning in accordance to California Labor Laws.

6.

Your performance and wage will be reviewed on a periodic basis not less frequently than one year in duration. In addition to the salary package described, you will be reimbursed for any company-approved out-of-pocket expenses, in accordance with our written policies as may be changed from time to time with prior written notice.

7.

You agree to sign and abide by the Employee Proprietary Information and Invention Assignment Agreement on or prior to the commencement of your employment. A copy of the Agreement will be provided to you.

8.

You also agree to comply with the Company’s rules, policies and procedures as they are issued from time to time.

9.

You must provide proof of your identity and authorization to work in the United States, and fill out a form I-9 as required by federal immigration laws.

10.

This letter sets forth the entire agreement between you and the Company. Once signed by you, it will become a legally binding contract, and will supersede all prior agreements, promises, and understandings between you and the Company.

To confirm that you agree to the terms stated in this letter, please sign and date the enclosed copy of this letter and return it to me, via e-mail and fax signature copy, no later than October 30, 2009

I welcome you to the Company, and I wish you great success in your employment.